SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May 04, 2012
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

NIRE nº 35.3000.1683 -1

SUBSCRIBED AND PAID-IN CAPITAL - R$ 6,203,688,565.23

MINUTES OF THE EXTRAORDINARY AND ANNUAL GENERAL MEETINGS

HELD ON APRIL 23, 2012

DATE, TIME AND PLACE: On April 23, 2012, at 3:00 p.m., at the company’s headquarters, at Rua Costa Carvalho, nº 300, in this capital city.

CALL NOTICE: The Call Notice was published in the March 24, 27 and 30, 2012 editions of the newspaper Diário Oficial do Estado de São Paulo, and March 26, 27 and 28, 2012 editions of the newspaper Valor Econômico.

ATTENDANCE:  Shareholders representing more than two thirds of capital stock, as per signatures in the Shareholders’ Attendance Book.

Mr. Jerônimo Antunes, Board Member, Mrs. Cristina Margarete Wagner Mastrobuono, representative of the shareholder São Paulo State Finance Department, Messrs. Valdir Renato Coscodai, José Leonardo Costa and Daniel Rodrigues de Oliveira, representatives of PricewaterhouseCoopers  Auditores Independentes, Deraldo de Souza Mesquita Junior and José Antonio Xavier, Fiscal Council of Sabesp, Mrs. Sandra Maria Giannella, Secretaray of the Board of Directors, Mrs. Nara Maria Marcondes França, Accounting Superintendent, Angela Beatriz Airoldi, Manager of the Investor Relations Department, Priscila Costa da Silva, Management Analyst of the Investor Relations Department and Ieda Nigro Nunes Schereim and Beatriz Helena de Almeida e Silva Lorenzi, Legal Superintendent Attorney.

PRESIDING:  Chairman: Jerônimo Antunes. Secretaries: Marli Soares da Costa and Marialve de Sousa Martins.

AGENDA: EXTRAORDINARY GENERAL MEETING  I. Ratification of Codec Opinions numbers 194/2011 and 021/2012 of 08.31.2011 and 02.24.2012, respectively, dealing with the update of the remuneration of the Directors, Board of Directors Members, Fiscal Council Members, and Audit Committee members of State-controlled companies. II. Amendment of Sabesp's By-Laws with the modification of Article 1: new wording of paragraphs 1 and 2 and renumbering of paragraphs 3, 4, and 5; Article 3: new wording of the heading; Article 5: new wording of paragraph 5; Article 8: new wording of the heading and paragraph 3; Article 13: inclusion of sections XXIII and XXIV; Article 23: new wording of the heading; Article 39: new wording; Article 40: new wording of the heading and paragraph 1 and inclusion of paragraph 2; Article 41: new wording of section II; Article 42: new wording of the heading and section II and inclusion of a single paragraph; Article 43: new wording; Article 44: new wording of the heading and paragraph 1; Article 45, new wording of the heading, of sections I and II, of paragraphs 1 and 2, inclusion of paragraphs 3 and 4, and renumbering of paragraph 5; Inclusion of Article 46 and of paragraphs 1, 2, 3, and 4 to adapt to the updated version of the Listing Rules of Novo Mercado of BM&FBovespa, which has been in force since May 2011. Deletion of Article 11 for compliance with Article 6 of Federal Law No. 12,431/2011, which amended the Corporations Law no. 6,404/1976. Change in the wording of Article 31 in order to comply with Article 31-C of CVM Instruction no. 509/2011. Renumbering of articles 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26, 27, 28, 29, 30, 31, 32, 33, 34, 35, 36, 37, 38, 39, 40, 41, 42, 43, 44, 45, and 46. ANNUAL GENERAL MEETING:  I.  Consideration of the Board's Annual Report for the year ended on 12.31.2011; resolution about the Company's Financial Statements for the year ended 12.31.2011, namely: Balance Sheet and the related Statements of Income, of the Changes in the Shareholders' Equity, Cash Flow, Added Value, and Explanatory Notes, together with the Report of the Independent Auditors and the Fiscal Council. II.  Resolution on the use of the net profit from the year 2011. III.  Election of the members of the Board of Directors, the members and alternate members of the Fiscal Council and deciding on their remuneration.

CLARIFICATIONS: 1) The matters were appreciated by the State Capital Defense Council (CODEC), object of the State Finance Department Procedure 12091-265040/2012, with voting guidance of the representative of the shareholder São Paulo State Finance Department as per CODEC nº 074/2012, of April 20, 2012.

RESOLUTIONS:  EXTRAORDINARY GENERAL MEETING. The Chairman brought to the table for discussion item “I” of the Agenda, Ratification of Codec Opinions numbers 194/2011 and 021/2012 of 08.31.2011 and 02.24.2012, respectively, dealing with the update of the remuneration of the Directors, Board of Directors Members, Fiscal Council Members, and Audit Committee members of State-controlled companies. With the word, the representative of the shareholder State Treasury, Attorney-in-law Cristina Margarete Wagner Mastrobuono proposed ratifying the application by the company of the remuneration of Directors, Board of Directors Members, Fiscal Council Members, and Audit Committee members under the terms of Codec Opinions numbers 194/2011 and 021/2012, setting the remuneration of Executive Officers at the individual monthly value of R$ 18,660.00 (eighteen thousand, six hundred sixty reais), effective from the month of competence of September 2011 under the terms of Codec Opinion no. 194 and official letter no. 02/GS-Codec, while also being entitled to a possible bonus, pursuant to Codec Opinion no. 150/2005, the annual bonus provided for in Article 4 of Codec Resolution no. 1/91, and in the case of holding more than one executive position, only one salary will be received. The percentage established in Codec Opinion no. 01/2007 for the remuneration of the board members and fiscal council members should be applied while the other conditions to receive the respective remunerations remain in force as established in Opinions no. 116/2004 and 150/2005. The pro-rata temporis annual bonus paid in December, provided for in Article 4 of Codec Resolution No. 01/91 was also fixed for the members of the Board of Directors and Fiscal Council. As to the Audit Committee, the proposal was made to set the remuneration of its members at the individual value of R$ 10,086.49 (ten thousand, eighty-six reais, and forty-nine cents), effective from the month of competence of March 2012, under the terms of Codec Opinion no. 021/2012. Submitted by the Chairman, the matter was discussed and then put to a vote, the votes against were recorded along with the abstentions, and the motion was approved by majority vote as proposed by the representative of the shareholder State Treasury.

Next, the Chairman  brought up for discussion item II of the Agenda, the Amendment of Sabesp's By-Laws with the modification of Article 1: new wording of paragraphs 1 and 2 and renumbering of paragraphs 3, 4, and 5; Article 3: new wording of the heading; Article 5: new wording of paragraph 5; Article 8: new wording of the heading and paragraph 3; Article 13: inclusion of sections XXIII and XXIV; Article 23: new wording of the heading; Article 39: new wording; Article 40: new wording of the heading and paragraph 1 and inclusion of paragraph 2; Article 41: new wording of section II; Article 42: new wording of the heading and section II and inclusion of a single paragraph; Article 43: new wording; Article 44: new wording of the heading and paragraph 1; Article 45, new wording of the heading, of sections I and II, of paragraphs 1 and 2, inclusion of paragraphs 3 and 4, and renumbering of paragraph 5; Inclusion of Article 46 and of paragraphs 1, two, three, and four to adapt to the updated version of the Listing Rules of Novo Mercado of BM&FBovespa, which has been in force since May 2011. Deletion of Article 11 for compliance with Article 6 of Federal Law No. 12,431/2011, which amended the Corporations Law no. 6,404/1976. Change in the wording of Article 31 in order to comply with Article 31-C of CVM Instruction no. 509/2011. Renumbering of articles 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26, 27, 28, 29, 30, 31, 32, 33, 34, 35, 36, 37, 38, 39, 40, 41, 42, 43, 44, 45, and 46. With the word, the representative of the shareholder State Treasury, Attorney-in-law Cristina Margarete Wagner Mastrobuono, based on the Codec Opinion mentioned and considering that the matter was approved by the Board of Directors, proposed the approval of the amendment to the by-laws. Submitted by the Chairman, the proposal from the shareholder State Treasury was put to a vote the abstentions were recorded along with the votes against, and the decision to change the by-laws was approved  by majority vote, and the company's current statue shall have the following wording:

“ARTICLE 1 - .......

Paragraph 1 – As this company is listed on the special segment of listing called "Novo Mercado" of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), therefore the company's shareholders, Board of Directors, and members of the Fiscal Council are subject to the provisions of the Listing Rules of the Novo Mercado of BM&FBOVESPA (Novo Mercado Regulations).

Paragraph 2 – The provisions of the Novo Mercado Regulations shall prevail over the statutory provisions when these are contrary to the rights of receivers of public offerings as provided herein..

Paragraph 3 - The Company shall exist for an indefinite term.

Paragraph 4 - The Company’s headquarters are located at Rua Costa Carvalho, 300, in the capital of the state of São Paulo.

Paragraph 5 – Whenever necessary to achieve the corporate purpose and in view of its operation area, the Company may open, institute, maintain, transfer or close down branches, facilities, agencies, offices, main branches, representation or yet designate representatives, in respect to the legal provisions and regulations.

ARTICLE 3  - The capital stock is six billion, two hundred and three million, six hundred and eighty-eight thousand, five hundred and sixty-five reais and twenty-three cents (R$6,203,688,565.23), fully subscribed and paid-in, divided in two hundred and twenty-seven million, eight hundred and thirty-six thousand, six hundred and twenty-three (227,836,623) exclusively one-class common shares, all registered book-entry stocks, with no par value.

ARTICLE 5º - ............

Paragraph 5 - All documents to be analyzed or discussed at the general meeting must be available to the shareholders at the Company’s headquarters and at BM&FBOVESPA, as from the publishing date of the first call.

ARTICLE 8 - The Board of Directors shall be composed of a minimum of five (5) and maximum of  fifteen (15) members, elected and dismissed by the General Meeting, all with a two (2)-year unified term of office as from the election date. Reelection is allowed.

Paragraph 3 - At least twenty percent (20%) of the board of directors’ members shall be independent, as per Novo Mercado Listing Rules, being also considered an independent board member the one elected by minority shareholders, pursuant to article 141, paragraph 4 and 5, and article 239 of Law 6.404/76.

ARTICLE 13 – .........

XXIII   Manifest being in favor or not regarding any public offer to purchase shares that has the object shares issued by the company, through a prior substantiated opinion, disclosed within 15 (fifteen) days from the publication of the announcement of the public offer to purchase shares, which should address at least the following items: (i) the convenience and opportunity of the public offer of shares as to the interest of all shareholders and in relation to the liquidity of the securities they own, (ii) the impact of the public offer to purchase shares on the company's interests (iii) strategic plans disclosed by the issuer in relation to the company, (iv) other points that the board of directors deems pertinent along with the information required by the applicable rules established by the Brazilian Securities Commission.

XXIV Set a list of three companies specialized in the economic evaluation of institutions and/or companies for the preparation of an appraisal report of the company's shares in cases of Tender Offer for cancellation of registration as a public company or delisting from the Novo Mercado.

ARTICLE 23 – The members of the statutory bodies will be invested in their positions upon the execution of the instrument of investiture drawn up in the respective book of minutes, and of the respective instrument of consent, according to the model established in the Novo Mercado Listing Rules, as well as the compliance with the applicable legal requirements.

ARTICLE 31 - The Company shall have an Audit Committee composed of three Board of Directors’ Members, who may be in office for a maximum period of ten (10) years and, that shall cumulatively comply with the requirements of (i) independence, (ii) technical expertise, and (iii) availability of time.

ARTICLE 39 - Company, its shareholders, administrators and members of the Fiscal Council undertake to submit to arbitration at the Market Arbitration Chamber, any and all dispute or controversy that may arise between them, related to or caused by, particularly, the application, validity, effectiveness, interpretation, violation and its effects, of the provisions set forth in Brazilian Corporate Law, in these Bylaws, in the rules issued by the Conselho Monetário Nacional (National Monetary Council), by the Central Bank of Brazil, and by the Comissão de Valores Mobiliários (“CVM”), as well as in the other rules applicable to the operation of the capital market in general, besides those provided for in the Novo Mercado Regulations, Arbitrage Regulations, Sanctions and Agreement to adopt the Novo Mercado regulations.

ARTICLE 40 - The disposition of the share control of the Company, either through a single transaction or through a number of successive transactions, shall be contracted on the condition that the new controlling shareholder undertakes to make a public offer for the acquisition of the shares held by the other shareholders of the Company, subject to the terms and conditions provided for by the legislation in force and in the Novo Mercado Listing Regulations, so as to ensure them equal treatment as compared to the Controlling Shareholder.

Paragraph 1 – The Company shall not register any shares transfer to the acquiring of the control, or to that (those) that may hold the control, while he/she(they) do(es) not execute the relevant Instrument of Controlling Shareholder’s Consent, required by the Novo Mercado regulations.

Paragraph 2– No shareholders' agreement providing for the exercise of control may be registered at the company's headquarters when its signatories have not subscribed to the Statement of Consent from the controlling shareholders related to the Novo Mercado Regulations.

ARTICLE 41 - ...........

II    disposition of the control of a company that controls the Company, provided that in that event the Seller Controlling Shareholder shall disclose to BM&FBOVESPA the value ascribed to the Company for such disposition and attach the documents that evidence its value.

ARTICLE 42 - acquires the control by virtue of a private share purchase agreement entered into with the controlling shareholder, regardless of the number of shares purchased, shall:

II    pay under the following terms an amount equivalent to the difference between the price of the public offer and the amount paid per share purchased on the stock exchange within 6 (six) months prior to the acquisition of control , duly updated up until the date of payment.

Sole paragraph – this amount should be distributed among all the people who sold the company's shares during the trading sessions in which the party acquiring the control made the acquisitions, in proportion to the daily selling net balance of each one, and it shall be the responsibility of BM&FBOVESPA to operationalize the distribution under the terms of its regulations.

ARTICLE 43 - Without prejudice to the legal and bylaws’ provisions, the cancellation of Company’s registration as a publicly-held company shall be preceded by a shares’ public offer, to be made by the shareholder that holds the Control or by the Company, whose minimum price must be the economic value assessed in an appraisal report under the terms of the following article, complying with the applicable regulations.

ARTICLE 44 - The appraisal report referred to in the previous article shall be prepared by an expert company or institution with proven background and independent as far as Company’s decision power, its managers and/or controlling parties are concerned, besides meeting the requirements of paragraph 1 of article 8 of Law n. 6,404/76 and it shall include the liability provided for in paragraph 6 of the same article of the Law.

Paragraph 1 - The choice of the expert institution or company in charge of the assessment of company’s economic value shall fall private to the Shareholders General Meeting upon the submission of a list of three companies by the Board of Directors, provided that the respective resolution shall be made by absolute majority of votes of the outstanding shares, cast in the Shareholders’ General Meeting that makes the resolution on such matter, the blank votes being excluded.

ARTICLE 45 - The exit of the Company from the Novo Mercado shall be approved in a Shareholder’s General Meeting, expect in the event of canceling its registry as a publicly-held company, and such resolution shall specify if the exit is:

I     because the Company’s securities will be registered for trade outside the Novo Mercado; or

II    In the case of a corporate reorganization in which the company resulting from this reorganization does not have its securities admitted for trading on the Novo Mercado within 120 (one hundred twenty) days from the date of the general meeting which approved the transaction.

Paragraph 1 – Leaving the Novo Mercado must be communicated to BM&FBOVESPA in writing at least 30 (thirty) days before.

Paragraph 2 - The controlling shareholder must make a public offer to purchase shares belonging to other shareholders of the company at least at their economic value, which should be ascertained as stated in Article 41, and still in compliance with applicable laws and regulations.

Paragraph 3 – In the event there is no controlling shareholder, the general assembly that decides on leaving the Novo Mercado must state who is responsible for conducting the tender offer to purchase shares, who must be present at the assembly and shall expressly take on the obligation to hold the offering.

Paragraph 4 – In the absence of defining those responsible for the public tender to purchase shares in the event of reorganization, it will be up to the shareholders who voted in favor of the reorganization to carry out the offering.

Paragraph 5 - The news on the public offer shall be informed to BM&FBOVESPA and disclosed to the market immediately after the Shareholder’s General Meeting that has approved the referred exit or reorganization.

ARTICLE 46 - In the case of the company leaving Novo Mercado on the grounds of breach of obligations under its Regulations, this shall be conditioned upon holding a public offer to purchase shares at least for the economic value of the shares, to be determined in an appraisal report mentioned in Article 45 of these by-laws, subject to the applicable laws and regulations.

Paragraph 1 – The controlling shareholder must make a public offer to purchase shares as stated in the heading of this article.

Paragraph 2 – In the case of there being no controlling shareholder and the exiting from Novo Mercado referred to in the heading is a result of a decision by the general meeting, then the shareholders that voted in favor of the resolution that led to it leaving shall hold the public offer to purchase shares referred to in the heading.

Paragraph 3 – In the case of there being no controlling shareholder and the exiting from Novo Mercado referred to in the heading is a result of an act or fact of the management, the company's executive officers should call a general meeting of shareholders whose agenda will be to decide on how to remedy the breach of the obligations under the Novo Mercado Regulations or, if appropriate, decide on the company leaving Novo Mercado.

Paragraph 4 – If the general meeting mentioned in the preceding paragraph decides on the company leaving Novo Mercado, then this general meeting shall appoint the people responsible to carry out the public offer to purchase shares referred to in the heading, who must be present at the assembly and shall expressly take on the obligation to hold the offering.

After this the Chairman examined the agenda of the ANNUAL GENERAL MEETING. Item I of the Agenda, Consideration of the Board's Annual Report for the year ended on 12.31.2011 was put to discussion; resolution about the Company's Financial Statements for the year ended 12.31.2011, namely: Balance Sheet and the related Statements of Income, of the Changes in the Shareholders' Equity, Cash Flow, Added Value, and Explanatory Notes, together with the Report of the Independent Auditors and the Fiscal Council. With the word, the representative of the shareholder State Treasury, Attorney-in-law Cristina Margarete Wagner Mastrobuono, based on the Codec Opinion and considering that the subject was approved by the Company’s Board of Directors and the Fiscal Council, proposed to approve the Management Accounts and the Financial Statements for 2011, in conformity with the Management’s Report, Balance Sheets and corresponding Notes to the Financial Statements. After being submitted to a vote by the Chairman, the proposal of the shareholder São Paulo State Finance Department, after registering absences and contrary votes, was approved by the majority of votes. Then, the Chairman of the Board discussed item “II” on the Agenda, “Resolve on the allocation of Net Income for the year 2011. Retaking the floor, the representative of the shareholder São Paulo State Finance Department, Attorney-in-law Cristina Margarete W. Mastrobuono, based on the Codec Opinion and considering that the subject was approved by the Company’s Board of Directors and Fiscal Council, and pursuant to article 192 of Law 6.404/76 and its amendments, proposed to allocate the net income for the year 2011, as follows: Net income for the year R$ 1.223.419.053,93; (-) 5% Legal Reserve of R$ 61.170.952,70; (-) Minimum Mandatory Dividends of R$ 290.562.025,30; (-) Additional Dividends of R$ 288.142.997,12; (-)Investment Reserves of R$ 583.543.078,81. After being submitted to a vote by the Chairman, the proposal of the shareholder São Paulo State Finance Department, after registering absences and contrary votes, was approved by the majority of votes.

Moving on, the Chairman discussed item III of the Agenda, “Elect the members of the Board of Directors and the sitting and deputy members of the Fiscal Council and establish their compensation. The representative of the shareholder São Paulo State Finance Department, Attorney-in-law Cristina Margarete W. Mastrobuono, based on the Codec opinion 074/2012, appointed the following members to comprise the Board of Directors, for a term of office of two (2) years, to end on April, 2014: EDSON DE OLIVEIRA GIRIBONI, ANDREA SANDRO CALABI, ALBERTO GOLDMAN, DILMA SELI PENA, SIDNEY ESTANISLAU BERALDO, WALTER TESCH, HERALDO GILBERTO DE OLIVEIRA, JERÔNIMO ANTUNES and REINALDO GUERREIRO, it was put to a vote and  was approved by the majority of votes.

Next, the Attorney of Banco Fator S.A., Antonio Claudio Zeituni, on behalf of minority shareholders represented by him and in accordance with Article 239 of Law no. 6,404/76, he indicated Mr. ALEXANDER BIALER as representative counselor of the minority shareholders.

Mr. Rodrigo de Mesquita Pereira, the attorney of ABHU DHABI RETIREMENT PENSION AND BENEFITS FUND, and other funds, argued that the statements of votes already delivered to the table in relation to a separate vote were not enough votes needed for the purpose of election.  The Attorney-in-law of the shareholder State Treasury, Cristina Margarete W. Mastrobuono, reasoned that, under Article 239 of Brazil’s Law of Corporations, the minority shareholders have the right to elect one of the board members, and asked the Chair, Mr. Jerônimo Antunes, if there was an indication by the other minority shareholders of other names for this vacancy. Since the answer was negative, the proposal for electing Mr. ALEXANDER BIALER was discussed and then  put to a vote, which resulted in it being approved by majority vote with the presentation of formal protest made by attorney Rodrigo de Mesquita Pereira as for the election of the board of directors member representing the minority shareholders. The Chairman of the Board also submitted to the resolution of the Meeting, pursuant to article 8, paragraph 2 of the Bylaws, the election of the Chairman of the Board of Directors, and the appointment of Mr. EDSON DE OLIVEIRA GIRIBONI for the position of Chairman  of the Board was approved by the majority of votes. In view of the abovementioned resolutions, the Board of Directors shall be composed as follows: Chairman:  Edson de Oliveira Giriboni, Brazilian, married, civil engineer, domiciled at Rua Bela Cintra nº 847, 14º andar, Cerqueira Cesar, in this Capital city, identification document (RG) no. 5.551.251, and inscribed in the roll of individual taxpayers (CPF) under no. 983.613.258-91; Board Members: Andrea Sandro Calabi, Brazilian, married, economist, domiciled at Av. Rangel Pestana nº 300, in this Capital city, identification document (RG) no. 2.763.894 SSP/SP and inscribed in roll of individual taxpayers (CPF) under no. 002.107.148-91; Alberto Goldman, Brazilian, with steady union, civil engineer, resident and domiciled in this Capital city at Rua São Vicente de Paula nº 502, aptº 14ª, identification document (RG) no. 2.049.085-9 SSP/SP and inscribed in the roll of individual taxpayers (CPF) no. 011.110.948-53; Dilma Seli Pena, Brazilian, divorced, geographer, holding a master’s degree in public administration, domiciled at Rua Costa Carvalho nº 300, Pinheiros, in this Capital city, identification document (RG) no. 216.219 SSP/DF and inscribed in the roll of individual taxpayers (CPF) under no. 076.215.821-20; Sidney Estanislau Beraldo, Brazilian, married, business administrator, domiciled at Av. Morumbi nº 4.500, Morumbi, in this capital city, identification document (RG) no. 4.830.856 and inscribed in the roll of individual taxpayers (CPF) under no. 400.743.408-59; Walter Tesch, Brazilian, married, sociologist, domiciled at Rua Bela Cintra nº 847, 14º andar, Cerqueira Cesar, in this Capital city, identification document (RG) no. 098.629 SSP/DF, and inscribed in the roll of individual taxpayers (CPF) under no. 334.124.720-34; Heraldo Gilberto de Oliveira, Brazilian, divorced, business administrator and holds a masters in accounting, domiciled at Av. Nove de Julho nº 5617, 6º andar, nesta Capital, RG nº 37.402.930-1 SSP/SP, CPF nº 454.094.479-72; Jerônimo Antunes, Brazilian, married, accountant and business administrator, domiciled at Rua Borges Lagoa nº 1080 - conjunto 1108, Ibirapuera, in this Capital city, identification document (RG) no. 7.988.834-3 and inscribed in the roll of individual taxpayers (CPF) under no. 901.269.398-53; Reinaldo Guerreiro, Brazilian, married, accountant, domiciled at Av. Prof. Luciano Gualberto nº 908, Cidade Universitária, in this Capital city, identification document (RG) no. 6.156.523-4 SSP/SP  and inscribed in the roll of individual taxpayers (CPF) no. 503.946.658-72 and Alexander Bialer, Brazilian, single, mechanical engineer, domiciled at Rua Monte Alegre nº 649, Perdizes, in this Capital City, identification document (RG) no. 3.563.319-0 SSP/SP and inscribed in the roll of individual taxpayers (CPF) under no. 029.379.568-15. The Board Members shall perform their duties as set forth in the Company’s Bylaws, with term of office until the Board Meeting in which the 2013 accounts will be approved, pursuant to caput or article 140, of Federal Law no. 6404/76, and their compensations will be fixed under the terms of Codec Opinion no. 001/2007, together with Codec Opinion no. 194/2011, corresponding to thirty percent (30%) of the Executive Officers’’ compensation, and shall be paid pursuant to the conditions set forth in Codec Opinion 116/2004, and eventual bonus, pursuant to Codec Opinion 150/2005 and pro rata temporis bonus, set forth in Codec Opinion 057/2003 and article 4 of Codec Resolution 01/91. The members herein elected shall take office in compliance with the requirements; impediments and procedures set forth in the Brazilian Corporation Law and other provisions, and shall also comply with Codec Resolution 01/2010.

And pursuant to item 4.3, section IV, of Novo Mercado Listing Regulations of BM&FBOVESPA, are independent members, Jerônimo Antunes, Reinaldo Guerreiro, Heraldo Gilberto de Oliveira and Alexander Bialer.

Immediately thereafter, the Chairman of the Board proceeded to the Election of the sitting and deputy members of the Fiscal Council, authorizing the attending shareholders to appoint both sitting and deputy members to compose the Fiscal Council. Then, the representative of the shareholder São Paulo State Finance Department, Attorney-in-law Cristina Margarete W. Mastrobuono, based on the aforementioned Codec Opinion appointed the following sitting members: JOSÉ ANTONIO XAVIER, HUMBERTO MACEDO PUCCINELLI and HORÁCIO JOSÉ FERRAGINO, and the following deputy members: TOMÁS BRUGINSKI DE PAULA, JOSÉ RUBENS GOZZO PEREIRA and JOALDIR REYNALDO MACHADO. Following discussion on the proposals, they were put to a vote and were approved by the majority of votes.

In this act, the representative from Banco Fator S.A, pursuant to article 240 of Law no. 6.404/76 and amendments, named, respectively, as sitting and alternate Fiscal Council members: ALEXANDRE LUIZ OLIVEIRA DE TOLEDO e ANTONIO CLÁUDIO ZEITUNI.  The same line of reasoning used for the election of the members representing the minority shareholders was also used by Mr. Rodrigo de Mesquita Pereira, the attorney of ABHU DHABI RETIREMENT PENSION AND BENEFITS FUND and other funds, who argued that the statements of votes already delivered to the table in relation to a separate vote were not enough votes needed for the purpose of election. The Attorney-in-law of the shareholder State Treasury, Cristina Margarete W. Mastrobuono also asked the Chairman of the Board, Mr. Jerônimo Antunes, if there were indication of other names to mention for the vacancy and, given a negative response, stressed that based on Article 240 of the Corporations Law, this Shareholders' Meeting should ensure the right of the minority shareholders to elect the fiscal council member and the alternate. The proposal went to discussion and then was put to a vote, resulting as approved by majority vote, with the presentation of a formal protest made by the attorney of ABHU DHABI RETIREMENT PENSION AND BENEFITS FUND and other funds, Mr. Rodrigo de Mesquita Pereira, as for the election of the fiscal council members representing the minority shareholders. The Fiscal Council, with term of office of one (1) year, is composed as follows: Sitting Members: Messrs. José Antonio Xavier, Brazilian, married, economist, domiciled at Av. Rangel Pestana nº 300, in this Capital city, identification document (RG) no. 8.503.413 SSP/SP and inscribed in roll of individual taxpayers (CPF) under no. 036.215.928-90; Humberto Macedo Puccinelli, Brazilian, divorced, economist, domiciled at Av. Rangel Pestana nº 300, Centro, in this Capital city, identification document (RG) no. 9.211.361 SSP/SP and inscribed in roll of individual taxpayers (CPF) under no. 022.759.188-76; Horácio José Ferragino, Brazilian, married, accountant, domiciled at Al. Santos nº 1165, Cerqueira Cesar, RG nº 4.675.828-8 SSP/SP e CPF nº 531.087.018-00 Alexandre Luiz Oliveira de Toledo, Brazilian, married, lawyer, domiciled at Rua Quinze de Novembro nº 184, Centro, in this Capital city, identification document (RG) no. 7.547.108 SSP/SP and inscribed in the roll of individual taxpayers (CPF) under no. 037.446.598-36. Deputy Members, respectively Messrs. Tomás Bruginski de Paula, Brazilian, single, economist, domiciled at Av. Rangel Pestana nº 300, Centro, in this Capital city, identification document (RG) no. 1.554.630-1 SSP/PR and inscribed in the roll of individual taxpayers (CPF) under no. 092.553.068-98; José Rubens Gozzo Pereira, Brazilian, married, economist, domiciled at Av. Rangel Pestana nº 300, Centro, in this Capital city, identification document (RG) no. 4.610.935 SSP/SP and inscribed in roll of individual taxpayers (CPF) under no. 309.106.178-72; Joaldir Reynaldo Machado, Brazilian, married, economist, domiciled at Alameda Jaú nº 389, Cerqueira Cesar, in this Capital city, identification document (RG) no. 4.116.666-8 SSP/SP and inscribed in the roll of individual taxpayers (CPF) under no. 430.403.148-15 and Antonio Cláudio Zeituni, Brazilian, married, lawyer, domiciled at Rua Quinze de Novembro nº 184, Centro, in this Capital city, identification document (RG) 17.265.911-5 and inscribed in the roll of individual taxpayers (CPF) under no. 148.207.548-18. The Fiscal Council members shall receive a monthly compensation corresponding to twenty percent (20%) of the monthly compensation received by the Company’s Executive Officers, provided that they attend at least one monthly meeting and shall also be entitled to pro-rata temporis bonus paid in December, pursuant to Codec resolution 01/91.  The Fiscal Council members herein elected shall have a term of office up to the following Annual General Meeting and, in case a sitting member cannot attend the meeting, he shall inform the Company’s Secretariat – PPS, in order to call his deputy. The Fiscal Council members herein elected shall take office in compliance with the requirements, impediments and procedures set forth in the Brazilian Corporation Law and other provisions. Regarding the Statement of Property, the applicable state rule shall be complied with, as well as the Statement of Consent, set forth in the New Market Listing Rules of BM&FBOVESPA and other legal requirements.

Votes were as follows: Miss Evelyn Regiane Diogo, Brazilian, single, bank clerk, identification document (RG) no. 350.122.210, representative of shareholder The Bank Of New York Mellon, whose power of attorney was initialed by the presiding board and recorded under no. 01, presented the following statement of vote: as to item I on the agenda of the Extraordinary Meeting, 24,951,772 votes in favor, 1,045,366 contrary votes and 7.703.282 absences; as to item II 33,598,660 votes in favor, 16,454 contrary votes and 85,306 absences; as to item I on the agenda of the Annual Meeting, 31,764,746 votes in favor, 15,804 contrary votes and 1,919,870 absences; as to item II 33.585.248 votes in favor, 36,922 contrary votes and 78,250 absences; as to item III 3,953.,30 votes in favor, 21,509,288 contrary votes and 8,237,302 absences. Following, Mr. Rodrigo de Mesquita Pereira, Brazilian, married, Brazilian Bar Association (OAB/SP) 94,005, representative of shareholders, Itaú Unibanco S.A., HSBC Corretora de Títulos e Valores Mobiliários S.A, Banco Santander Brasil S.A., J. P Morgan S.A. Distribuidora de Títulos e valores Imobiliários and Citibank N.A, whose powers of attorney were initialed by the presiding board and recorded under no. 2, presented the statement of vote in favor of items I and II on the agenda of the Extraordinary Meeting. As to item I on the agenda of the Annual Meeting presented the statement of vote in favor of items I and II and a contrary vote for item III on the agenda of the Annual Meeting; recorded under no. 3, presented the statement of vote in favor of items I and II on the agenda of the Extraordinary Meeting and items I, II and III on the agenda of the Annual Meeting, except KOOKMIN BANK AS TRUSTEE OF J.P.MORGAN GLOBAL EMERGING MARKET EQUITY INVESTMENT TRUST that presented contrary vote to item III; powers of attorney 4, presented the statement of vote in favor for items I and II on the agenda of the Extraordinary Meeting and items I and II on the agenda of the Annual Meeting, contrary vote on item III, AMUNDI and EDMOND DE ROTHSCHILD LATIN AMERICA; powers of attorney 5, presented a proxy presented  powers of attorney in favor of items I and II on the agenda of the Extraordinary Meeting and items I and II on the agenda of the Annual Meeting, except for: abstention for item I on the Extraordinary Meeting from: COLUMBIA OVERSEAS VALUE FUND, FIDELITY ADVISOR SERIES VIII: FIDELITY ADVISOR EMERGING MARKETS FUND, FIDELITY INVESTMENT TRUST: FIDELITY EMERGING MARKETS FUND, STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; and contrary votes from the STATE OF NEW MEXICO EDUCATIONAL RETIREMENT BOARD. As to item III on the agenda of the Annual Meeting, presented the statement of contrary vote, with the following exceptions: abstentions from: COLUMBIA OVERSEAS VALUE FUND, FIDELITY ADVISOR SERIES VIII: FIDELITY ADVISOR EMERGING MARKETS FUND, FIDELITY INVESTMENT TRUST: FIDELITY EMERGING MARKETS FUND, STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL, and votes in favor from: FIDELITY INSTITUTIONAL FUNDS ICVC–SELECT EMERGING MARKETS EQUITIES FUND, OPTIMIX WHOLESALE GLOBAL EMERGING MARKRTS SHARE TRUST, PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO, STATE OF NEW MEXICO EDUCATIONAL RETIREMENT BOARD; power of attorney 6, presented the statement of vote in favor of items I and II on the agenda of the Extraordinary Meeting and items I, II and III on the agenda of the Annual Meeting, with the following exceptions: abstentions  for item I on the Extraordinary Meeting from clients: ADVANCED SERIES TRUST – ASTF FI PYRAMIS ASSET ALLOCATION PORTFOLIO, CATERPILAR PENSION TRUST LIMITED AS TRUSTEE FOR CATERPILLAR PENSION PLAN, CN CANADIAN MASTER TRUST FUND, COLLEGE RETIREMENT EQUITIES

FUND, FIDELITY ADVISOR SERIES VIII FIDELITY ADVISOR GLOBAL CAPITAL APPRECIATION FUND, FIDELITY EMERGING MARKET FUND, FIDELITY GLOBAL DISCIPLINED EQUITY FUND, FIDELITY GLOBAL FUND, FIDELITY GLOBAL OPPORTUNITIES FUND, FIDELITY INTERNATIONAL DISCIPLINED EQUITY FUND, FIDELITY OVERSEAS FUND, JOHN DEERE PENSION TRUST, MGI FUNDS – MGI NON-US CORE EQUITY FUND, NEW YORK STATE TEACHER’S RETIREMENT SYSTEM, PYRAMIS EMERGING MARKETS EQUITY TRUST, PYRAMIS GROUP TRUST FOR EMPLOYEE BENEFIT PLANS, PYRAMIS GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: PYRAMIS EMERGING MARKETS COMMINGLED POOL, PYRAMIS SELECT EMERGING MARKETS EQUITY TRUST, RAYTHEON COMPANY MASTER TRUST, SCHWAB FUNDAMENTAL EMERGING INDEX FUND, STATE OF OREGON, THE CIVIL SERVICE SUPERANNUATION FUND, TIAA-CREF FUNDS – TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND, VARIABLE INSURANCE PRODUCTS FUND IV: EMERGING MARKETS PORTFOLIO e WEST VIRGINIA INVESTIMENT MANAGEMENT BOARD; contrary votes from: BT PENSION SCHEME, PENSIONSKASSERNES ADMINISTRATION A/S, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, STICHTING CUSTODY ROBECO INSTITUTIONAL RE:  ROBECO INSTITUTIONEEL EMERGING MARKETS FOUND,  abstention for item II on the Extraordinary Meeting: COUNTY EMPLOYEE ANNUITY AND BENEFIT FUND OF THE COOK COUNT e THE CIVIL SERVICE SUPERANNUATION FUND; abstention for item I on the agenda of the Annual Meeting from: BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND, BLACKROCK ECOSOLUTION INVESTMENT TRUST, BLACKROCK INSTITUTIONAL TRUST COMPANY NA, EMERGING MARKETS EQUITY INDEX MASTER FUND, EMERGING MARKETS EQUITY PLUS FUND, EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B, EMERGING MARKETS INDEX FUND E, EMERGING MARKETS INDEX NON-LENDABLE FUND B, EMERGING MARKETS PLUS SERIES OF BLACKROCK QUANTITIES PARTINER LP, EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND, ENHANCED EMERGIND MARKETS SERIES OF BLACKROCK QUANTITATIVE PARTINER LP, SHARES II PUBLIC LIMITED COMPANY, SHARES III PUBLIC LIMITED COMPANY, SHARES MSCI ACWI EX US INDEX FUND, SHARES MSCI ACWI INDEX FUND, SHARES MSCI BRAZIL (FREE) INDEX FUND, SHARES MSCI BRIC INDEX FUND, SHARES MSCI EMERGING MARKETS INDEX FUND, THE CIVIL SERVICE SUPERANNUATION FUND, TREASURER OF THE STATE OF NORTH CAROLINA EQUITY INVESTIMENT FUND POOLED TRUST; abstention for item II on the Annual Meeting:  CIVIL SERVICE SUPERANNUATION FUND; contrary votes for item III on the Annual Meeting: ABDU DHABI RETIREMENT PENSION AND BENEFITS FUND, ACADIAN EMERGING MARKETS EQUITY FUND, ADVANCED SERIES TRUST – AST JP MORGAN STRATEGIC OPPORTUNITIES PORTFOLIO, ALASKA PERMANENT FUND, ASCENSION HEALTH MASTER PENSION TRUST, AT & T UNION WELFARE BENEFIT TRUST, BELLSOUTH CORPORATION RFAQ VEBA TRUST, BELLSOUTH CORPORATION RFA VEBA TRUST

FOR NON-REPRESENTABLE EMPLOYEES, BEST INVESTIMENT CORPORATION, BRUNEI INVESTIMENT AGENCY, BT PENSION SCHEME, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, CF DV EMERGING MARKETS STOCK INDEX FUND, CIBC EMERGING MARKETS INDEX FUND, CN CANADIAN MASTER TRUST FUND, COMMOMWEALTH SUPERANNUATION CORPORATION, COMPASS AGE LLC, COUNTY EMPLOYEES ANNUITY AND BENEFIT FUND OF THE COOK COUNTY, DUNHAM INTERNATIONAL STOCK FUND, EMPLOYEE RETIREMENT PLAN OF BROOKLYN UNION GAS, EMPLOYEE RETIREMENT SYSTEM OF TEXAS, EVANGELICAL LUTHERAN CHURCH IN AMERICA BOARD OF PENSIONS, FIDELITY FIXED – INCOME TRUST: SPARTAN EMERGING MARKETS INDEX FUND, FIDELITY FIXED – INCOME TRUST: SPARTAN GLOBAL EX US INDEX FUND, FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX US INDEX FUND, FLORIDA RETIREMENT SYSTEM TRUST FUND, FORD MOTORS COMPANY DEFINED BENEFIT MASTER TRUST, FUTURE FUND BOARD OF GUARDIANS, GARD COMMOM CONTACTUAL FUND, GLOBEFLEX INTERNATIONS PARTNER LP, GMAM INVESTMENT FUNDS TRUST, HSBC BRIC EQUITY FUND, IBM 401 (K) PLUS PLAN, IBM DIVERSIFIED GLOBAL EQUITY FUND, ILLINOIS STATE BOARD OF INVESTIMENT, IMPERIAL EMERGING ECONOMIES POOL, ING MFS UTILITIES PORTFOLIO, ING WISDOMTREE GLOBAL HING YELDING INDEX PORTFOLIO, JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY TRUST A, JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY TRUST B, JOHN HANCOCK VARIABLE INSURANCE TRUST UTILITIES  TRUST, KANSAS PUBLIC EMPLOYEES RETIREMENT SYSTEM, MELLON BANK NA EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN, MFS VARIABLE INSURANCE TRUST – MFS UTILITIES SERIES, MFS VARIABLE INSURANCE TRUST II – MFS UTILITIES PORTFOLIO, MINISTRY OF STRATEGIC AND FINANCE, NEW ZELAND SUPERANNUATION SYSTEM NORTHER TRUST INVESTMERNT FUND PLC, NORTHERN TRUST NON-UCITS COMMOM CONTRACTUAL FUND, OLD WESTBURY GLOBAL OPPORTUNITIES FUND, PENSIONSKASSERNES ADMINISTRATION AS, PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDHAO, PYRAMIS GLOBAL EX US INDEX FUND LP, ROBECO PORTFOLIO TRUST – SAM SUSTAINABLE WATER FUND, SAN DIEGO GAS 7 ELEC CO NUC FAC DEC TR QUAL, SHELL PENSION TRUST, SOUTHERN CA EDISON CO NUCLEAR FAC QUAL CPUC DECOM M T FOR SAN ONOFRE AND PALO VERDE NUC GEN STATION, SPDR S&P EMERGING LATIN AMERICA ETF, SPDR S&P EMERGING MARKETS ETF, SSGA ACTIVE EMERGING MARKETS SELECT SECURITIES LENDING QIB COMMOM TRUST FUND, SSGA  ALL COUNTRY WORLD EX-US INTEGRATED ALPHA SELECT NON-LENDING COMMOM TRUST FUND, SSGA  MSCI BRAZIL INDEX NON-LENDING QP COMMOM TRUST FUND, STATE OF CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS, STATE OF WINSCONSIN INVESTMENT BOARD MASTER TRUST, STATE STREET BANK AND TRUST COMPANY INVESTIMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS, STATE STREET EMERGING MARKETS, STATE STREET GLOBAL ADVISOR

LUXEMBOURG SICAV – SSGA EMERGING MARKETS SELECT EQUITY FUND, STICHTING BLUE SKY ACTIVE EQUITY EMERGING MARKETS GLOBAL FUND, STICING CUSTODY ROBECO INSTITUTIONAL RE: ROBECO INSTITUTIONEEL EMERGING MARKETS FUNDS, STICHTING PHILIPS PENSION FONDS, TEACHER RETIREMENT SYSTEM OF TEXAS, TEACHER RETIREMENT SYSTEM OF THE STATE OF ILLINOIS, THE MASTER TRUST BANK OF JAPAN LTDA AS T F N T ALL C W EQ INV INDEX FUND 9TAX EX Q INS INV ONLY), THE MASTER TRUST BANK OF JAPAN LTDA AS TRUSTEE OF MTBBC 400035139, THE MONTARYY OF SINGAPORE, THE PENSION RESERVE INVESTMENT MANAGEMENT BOARD, USAA  CAPITAL GROWTH FUND, VANGUARD EMERGING MARKETS STOCK IND EX FUND, VANGUARD FTSE ALL-WORLD EX-US INDEX FUND A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS, VANGUARD TOTAL WORLD STOCK INDEX FUND A SERIES OF VANGUARD INTERNATIONAL EQUITY FUNDS, VIRGINIA RETIREMENT SYSTEM, WORCESTERSHIRE COUNTY COUNCIL PENSION FUND, WSIB INVESTIMENTS PUBLIC EQUITIES POOLED FUND TRUST; and abstention for item III on the Annual Meeting: ADVANCED SERIES TRUST – AST FI PYRAMIS ASSET ALLOCATION PORTFOLIO, CATERPILLAR PENSION TRUST LIMITED AS TRUSTEE FOR CATERPILLAR PENSION PLAN, COLLEGE RETIREMET EQUITIES FUND, FIDELITY ADVISOR SERIES VIII: FIDELITY ADVISOR GLOBAL CAPITAL APPRECIATION FUND, FIDELITY EMERGING MARKETS FUND, FIDELITY GLOBAL DISCIPLINED EQUITY FUND, FIDELITY GLOBAL FUND, FIDELITY GLOBAL OPPORTUNITIES FUND, FIDELITY INTERNATIONAL DISCIPLINED EQUITY FUND, FIDELITY OVERSEAS FUND, JOHN DEERE PENSION TRUST, MGI FUNDS – MGI NON-US CORE EQUITY FUND, NEW YORK STATE TEACHER’S RETIREMENT SYSTEM, PYRAMIS EMERGING MARKETS EQUITY TRUST, PYRAMIS GROUP TRUST FOR EMPLOYEES BENEFIT PLAN, PYRAMIS GROUP TRUST FOR EMPLOYEE BENEFIT PLANS EMERGING MARKETS COMMINGLED POOL, PYRAMIS SELECT EMERGING MARKET EQUITY TRUST, RAYTHEON COMPAY MASTER TRUST, SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND, STATE OF CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS, STATE OF OREGON, THE CIVIL SERVICE SUPERANNUATION FUND, GOVERNMENT OF THE  PROVINCE OF ALBERTA, TIAA–CREF FUNDS – TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND, ULLICO DIVERSIFIED INTRNATIONAL EQUITY FUND LP, VARIABLE INSURANCE PRODUCTS FUND IV: EMERGING MARKETS PORTFOLIO, WEST VIRGINIA INVESTIMENT MANAGEMENT BOARD. Next,  Mr. Antonio Cláudio Zeituni, Brazilian, married, lawyer, OAB/SP no. 123.355, representing the shareholders Banco Fator S/A and Alexander Bialer, whose powers-of-attorney  were notarized by the table and registered under numbers 7 and 8, presented a declaration of abstention from the vote for items I and II of agenda item AGE and items I and II of agenda item AGO, and presented a declaration of a vote in favor for item III of the AGO. And finally, received and registered by the board under number 9 was the vote of protest in relation to item III of the AGO, delivered by Mr. Rodrigo de

Mesquita Pereira, attorney of the shareholders of the ABHU DHABI RETIREMENT PENSION AND BENEFITS FUND and other funds: “Mr. Chairman, ABHU DHABI RETIRMENT PENSION AND BENEFITS FUND and other funds represented by this attorney and who had voted against the approval of Item III of the agenda of the day of the summons notice for this annual general meeting, according to statements already submitted to this governing table, report that they will present a formal protest against the elections, in separate, pursuant to articles 141, § 4, section I and 161, § 4, letter "a", the second part of Law no. 6404 of 1976, the members and alternates of the company's Board of Directors and the Fiscal Council, considering that the dissenting votes of the minority shareholders to the indications held in the form of the articles cited above (29,055,876) are greater in number than the votes in favor (17,262,655) to the same indications, thus requesting that the protest to be presented at the end of this assembly be received, numbered, registered, and filed by the company for all legal purposes."

The drawing up of these minutes in summary format and its publication without the signatures of the attending Shareholders, pursuant to article 130, paragraphs 1 and 2 of Law 6.404/76, was approved by unanimous vote.

CLOSURE AND SIGNATURE OF THE MINUTES: There being no further business on the agenda, the Chairman of the Board thanked the shareholders for their attendance and the Extraordinary and Annual General Meetings were adjourned for these minutes to be drawn up, which were read, approved and signed by the Chairman, the Secretaries of the Meeting and the attending shareholders, who comprise the quorum necessary for the resolutions to be made. DOCUMENTS FILED at the Company's Secretariat - PPS.

São Paulo, April 23, 2012.

I hereby certify that this document is a true copy of the Minutes in Minutes Book no. 6, of the Company’s Meeting.

MARLI SOARES DA COSTA Secretary	MARIALVE DE SOUSA MARTINS
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 21, 2012

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.